SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

16 March 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 16 March 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                   Notification of Major Interests in Shares

London, UK; Brentwood, TN, US: 16 March 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that the following notification of interest in the ordinary share capital of the Company was received on 15 March 2007 from M&G
Investment Management Limited on behalf of Prudential plc pursuant to the
Transparency Obligations Directive (Disclosure and Transparency Rules)
Instrument 2006.

1. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): CONFIRMATION OF CURRENT POSITION USING STANDARD FORM AS
                        REQUIRED BY EUTD REGULATIONS                                X

2. Full name of person(s) subject to the          Prudential plc group of companies
notification obligation:

3. Full name of shareholder(s) (if different
from 2.):                                         Prudential plc

                                                  Registered Holder: PRUCLT HSBC GIS NOM (UK) PAC AC

                                                  The Prudential Assurance Company Limited

                                                  Registered Holder: PRUCLT HSBC GIS NOM (UK) PAC AC

4. Date of the transaction (and date on which     14 March 2007
the threshold is crossed or reached if
different):

5. Date on which issuer notified:                 15 March 2007

6. Threshold(s) that is/are crossed or reached:   3%

7. Notified details:

A: Voting rights attached to shares
Class/type of     Situation previous to    Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible using Number of   Number of    Number of     Number of voting rights     % of voting rights
the ISIN CODE     Shares      Voting       shares
                              Rights       Direct        Direct        Indirect      Direct    Indirect

GB0007029209      11,229,430  11,229,430   11,229,430    11,229,430                  3.31%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting rights
instrument                           Period/ Date              that may be acquired if
                                                               the instrument is
                                                               exercised/ converted.
N/A                  N/A             N/A                       N/A                        N/A

Total (A+B)
Number of voting rights                           % of voting rights
11,229,430                                        3.31%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Prudential plc (parent company)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

9. Name of the proxy holder:                                            N/A

10. Number of voting rights proxy holder will cease to hold:            N/A

11. Date on which proxy holder will cease to hold voting                N/A
    rights:

12. Additional information:                                             None

                                   |  Ends  |

For further information please contact:

Protherics

Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                          +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

Or visit  www.protherics.com